 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* O'Reilly, Dennis E. (Last) (First) (Middle) 4311 Jamboree Road (Street) Newport Beach, CA 92660 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol Conexant Systems, Inc. CNXT
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other
          Sr. Vice President, General Counsel, Secretary and Chief Compliance Officer
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year March 03, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	02/28/2003		A | V	1,000(1) | A | $1.1985	91,852	D
Common Stock					1,736	I	By Savings Plan (2)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

O'Reilly, Dennis E. - March 03, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Common Stock Share Equivalents - CNXT (3)	$0.0000					(3) | (3)	Common Stock - 34		34	D
Stock Option (Right to Buy)	$3.4000						Common Stock - 237,400		237,400	D
Stock Option (Right to Buy)	$3.2306						Common Stock - 111,436		111,436	D
Stock Option (Right to Buy)	$7.9069						Common Stock - 18,858		18,858	D
Stock Option (Right to Buy)	$3.2306						Common Stock - 33,564		33,564	D
Stock Option (Right to Buy)	$4.2327						Common Stock - 200,000		200,000	D
Stock Option (Right to Buy)	$1.7400						Common Stock - 100,000		100,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Jasmina Theodore Boulanger, Attorney-in-fact 03-03-2003 ** Signature of Reporting Person Date Power of Attorney Page 2

O'Reilly, Dennis E. - March 03, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Conexant Systems, Inc. CNXT

Form 4 - March 2003

Dennis E. O'Reilly
4311 Jamboree Road

Newport Beach, CA 92660
Explanation of responses:

(1)   Shares acquired pursuant to the Conexant Systems, Inc. 2001 Employee Stock Purchase Plan.
(2)   Shares represented by Company stock fund units under the Conexant Systems, Inc. Savings Plan which were acquired on a periodic basis pursuant to the Plan, based on the latest information furnished by the Plan Administrator. The shares represented by Company stock fund units under the Plan are held in the employee benefit plan trust established thereunder.
(3)   Share equivalents credited under one or more Conexant Systems, Inc. supplemental savings plans, the value (based on market value at or near the time of payment) of which is payable in cash upon retirement or after termination of employment. This information is based on the latest information furnished by the Plan Administrator.

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